May 8, 2006
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cingular Wireless LLC (the “Company”) Form 10-K
Ladies and Gentlemen:
     We hereby submit the following responses to the comment letter dated April 28, 2006 from the Staff of the United States Securities and Exchange Commission (the “Staff”) relating to Cingular Wireless LLC’s Form 10-K for the year ended December 31, 2005 filed on February 24, 2006. To assist in your review, we have retyped the text of those comments below. As noted below, we have addressed the Staff’s comments in our Form 10-Q report for the quarter ended March 31, 2006, as appropriate.
Form 10-K
Note 2 — Acquisitions and Dispositions, page 90
Acquisitions, page 90

AT&T Wireless, page 90

1.	We note that you adjusted the fair value of certain property, plant and equipment acquired in your acquisition of AT&T Wireless based on integration plans approved by management in June and October 2005. You state that these plans and refinements to assumptions resulted in the reduction of the utility and expected lives of these assets. Describe for us in more detail the nature of these changes in assumptions. Clarify for us your basis in the accounting literature for recording these changes as adjustments to the purchase price allocation. If you have applied the guidance in paragraph 40 of SFAS 141 in recording adjustments to the purchase price allocation, tell us the nature of the preacquisition contingencies and what new information was available subsequent to the initial purchase price allocation. Tell us what consideration you gave to recording these reductions to the carrying value of the assets as an impairment of assets to be held and used under paragraphs 7-9 of SFAS 144 or as a change in estimate relating to the useful lives of the assets under SFAS 154.

Response:

We acquired AT&T Wireless on October 26, 2004. Both we and AT&T Wireless operated similar wireless communication technologies, TDMA and GSM, and operated in many overlapping markets throughout the United States. In our December 31, 2004 financial statements, we recorded a preliminary purchase price allocation for the estimated fair value of the acquired AT&T Wireless property, plant, and equipment (PP&E), as we had not yet finalized our network integration plans nor obtained final third-party valuations of PP&E. We disclosed the preliminary nature of the purchase price allocation in the December 31, 2004 financial statements, including disclosure of the need for information on plans relative to disposition of assets and obtaining valuations of PP&E. Upon acquisition, Cingular management communicated in public documents the integration effort required to combine the two companies, including integration of the wireless networks. Further, management began to assess and formulate the plan to merge the two companies and exit overlapping network operations, consistent with guidance in EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combinations.

Prior to the closing of the acquisition of AT&T Wireless, Cingular management had limited access to AT&T Wireless personnel and financial and operational data/information due to antitrust restrictions. These restrictions hindered Cingular’s ability to develop plans to integrate the networks of the combined companies prior to closing the acquisition, which delayed our conclusions with respect to determining the fair value of the PP&E acquired. Additionally, the acquisition of AT&T Wireless closed near the end of our fiscal year which limited our ability to finalize our integration plans prior to the issuance of our December 31, 2004 financial statements.

As part of the formulation of the plan to merge the two companies, Cingular management began the detailed assessment of which network activities of AT&T Wireless to exit and which duplicative network equipment to eliminate. Integration began immediately upon approval of the plans in June 2005 and October 2005 and is expected to be substantially completed in 2006. These plans consist of over 75,000 activities, and involve the integration of approximately 47,000 cell sites.

In our December 31, 2004 financial statements, we followed the guidance in paragraph B183 of SFAS No. 141, Business Combinations (SFAS 141), which indicates a tentative purchase price allocation may be made based on current estimates. The fair value of PP&E acquired from AT&T Wireless recorded in the December 31, 2004 financial statements was based upon preliminary estimates using the assistance of an independent valuation firm. The initial fair values allocated to PP&E at that time did not incorporate the impacts of management’s integration activities as the integration plans were not yet complete. While it was likely at the acquisition date that the utility and useful lives of a significant number of the acquired network assets would be affected by the need to decommission assets, eliminate overlap, and reconfigure the network for optimal performance and operational efficiency, no reasonable estimates of those impacts could be made at that time.

Upon finalizing these integration plans in June and October 2005, we determined which AT&T Wireless assets would be decommissioned and removed from service prior to the end of their economic lives, primarily due to redundancy with our existing legacy Cingular network. Revisions to the purchase price allocation were then recorded in accordance with paragraphs 37 and B183 of SFAS 141. Paragraph 37 of SFAS 141 specifies that PP&E to be used should be valued at “current replacement cost for similar capacity, unless the expected future use of those assets indicates a lower value to the acquiring entity.” Until finalization of our network integration plans, the future use of the acquired fixed assets was not determined, and we were not able to finalize the fair value of the acquired AT&T Wireless PP&E.

Accordingly, the impact of the integration plans was not a preacquisition contingency under paragraph 40 of SFAS 141, but rather a revision to the preliminary valuation of PP&E in the AT&T Wireless purchase price allocation. In our 2004 Form 10-K and 2005 Form 10-Q filings, we disclosed that our allocation was preliminary as we were awaiting finalization of our integration plans and third-party valuations.

Consistent with paragraph B183 of SFAS 141, the fair value of the AT&T Wireless network assets acquired was subsequently adjusted in June 2005 and again in October 2005 to reflect the final valuation based upon third-party valuations, which incorporated the impact of the approved network integration plans. For each integration plan approved, the independent valuation firm considered the impact of the integration plans on the fair value of the assets acquired (i.e., diminished utility to Cingular given shorter remaining useful lives). The final revised allocated purchase price was then depreciated over the estimated useful lives.

We did consider the provisions of paragraphs 7 – 9 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses the recognition and measurement of impairment losses for long-lived assets to be held and used, in evaluating the need for an adjustment to the fair value of the PP&E impacted by the network integration plans. However, the application of SFAS 144 was limited to the legacy Cingular assets affected by the integration plans and did not affect the network assets acquired from AT&T Wireless, as any integration plans were reflected as an adjustment to the purchase price allocation as described above. As is appropriate, the carrying values and fair values of these assets were the same at the acquisition date. Legacy Cingular assets affected by the network integration plans were, however, evaluated for impairment under SFAS 144, as the integration plans served as a trigger event for testing recoverability of those assets as required under paragraph 8 of SFAS 144. Based upon review of our asset group, no impairment existed and the carrying values of the impacted PP&E are being depreciated over their revised estimated remaining useful lives.

While we did not apply the provisions of SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), in the evaluation of our accounting for the network rationalization plans, as we had not adopted SFAS 154 as of the end of our fiscal year, our accounting for the revisions in useful lives of the impacted legacy Cingular PP&E follows the guidance in APB No. 20, Accounting Changes, which is consistent with the guidance of SFAS No. 154 (i.e., change in estimate related to the remaining useful lives of the impacted PP&E).

Dispositions, page 90

Termination of GSMF Network Infrastructure Joint Venture, page 95

2.	You state that you expect to recognize a net gain on the dissolution of the GSMF joint venture in 2007 upon the completion of the spectrum exchange in 2007. Clarify for us how you accounted for the transactions that closed in 2005. Tell us whether you recognized a gain or loss upon the dissolution of the joint venture and the sale of the assets to T-Mobile. In addition, tell us how you determined the value of the four-year purchase commitment of $1.2 billion and clarify whether this agreement affected your accounting for the sale of these assets. Tell us and disclose, in future filings, whether or not the four-year purchase commitment requires you to purchase minutes at rates other than market value.

Response:

As described in Dispositions on page 95 of our Form 10-K for Fiscal Year Ended December 31, 2005, in May 2004, T-Mobile and we entered into an agreement to dissolve our GSMF joint venture, exchange certain spectrum, and sell to T-Mobile network assets and other spectrum licenses.

As part of the dissolution of the GSMF joint venture in January 2005, ownership of the New York network assets was returned to
T-Mobile and ownership of the California/Nevada network assets was returned to Cingular. Cingular and T-Mobile contributed assets to the joint venture upon its formation in 2001 and made substantial contributions of network assets subsequent to formation. We then sold our ownership of the California/Nevada network assets to T-Mobile, but retained the right to utilize the California/Nevada and New York T-Mobile networks during a four-year transition period, committing to purchase a minimum number of minutes over this term, with a purchase commitment value of $1.2 billion, to provide service to our customers which were retained in the dissolution. In connection with the dissolution, T-Mobile and we are contractually required to exchange certain spectrum licenses. In addition, we sold to T-Mobile 10 megahertz (MHz) of spectrum in each of the San Francisco, Sacramento and Las Vegas basic trading areas (BTAs) as part of the dissolution.

Given the dependent nature of each of the elements of the dissolution to the total agreement, we accounted for the agreement to dissolve the GSMF joint venture as a multiple-element arrangement by analogy to EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). We allocated the total consideration received and paid to the deliverable elements within the transaction based on their relative fair values. An estimate of the fair value of each element of the agreement can be made.

Each element was part of the agreement, entered into at the same time and negotiated as a part of the dissolution. Therefore, all elements of the transaction must be completed before final recognition of any gain is measured. Ultimately, we anticipate we will recognize a gain on the dissolution of the joint venture upon completion of the spectrum exchange expected in 2007. Each element of the agreement is described below.
•	Dissolution of Joint Venture

T-Mobile and we voted to dissolve and unwind the joint venture pursuant to the terms of the joint venture agreement. The dissolution occurred in January 2005 and, as prescribed by the terms of the agreement, T-Mobile received the New York network assets and Cingular received the California/Nevada network assets in a distribution of assets at book value.

In connection with the dissolution, T-Mobile and we are contractually required to exchange certain spectrum licenses no later than January 1, 2007. The spectrum exchange was a condition of the original dissolution provisions of the GMSF joint venture agreement. In exchange for the transfer to T-Mobile of 5 MHz of spectrum in each of nine California markets to T-Mobile (San Diego, San Luis Obispo, El Centro, Sacramento, Redding, Salinas-Monterey, Chico, Eureka, and Yuba City-Marysville), we will receive 10 MHz of spectrum in the New York BTA and 2.5 MHz of spectrum in the Las Vegas BTA.

Upon dissolution, we made a $200 million payment to T-Mobile to restore our capital account deficit as disclosed in Footnote 2 on page 95 of our December 31, 2005 Form 10-K. The payment was recorded as an investment in the dissolution of the joint venture in our consolidated balance sheets.

The estimated value of the spectrum to be exchanged in this element of the transaction is expected to result in the recognition of a net gain in excess of $500 million based upon recent industry transactions.

•	Network Sale

In January 2005, we sold our ownership of the California/Nevada network assets to T-Mobile for approximately $2.5 billion in cash. Our basis in the network assets was approximately $2.483 billion. We considered the basis in the network assets sold to be a reasonable expectation of fair value based on the technology employed and the relative age of the assets. A substantial portion of the assets were added subsequent to 2001 and are considered current technology.

•	Guaranteed Minute Purchase

As a condition of the network sale, we retained the right to utilize the California/Nevada and New York networks during a four-year transition period and guaranteed to purchase a minimum of 60 billion minutes with a minimum commitment value of $1.2 billion from T-Mobile over this term to provide service to our customers in each market.

We agreed to purchase the minutes from T-Mobile over a maximum of four years to ensure an orderly migration of our customers in California, Nevada and New York over time to the new network we acquired from AT&T Wireless. (The AT&T Wireless network required enhancement before it could effectively function with our combined customer traffic.) We guaranteed the purchase of 60 billion minutes over the four-year term and there are no minimum annual amounts of use. The agreement is structured such that we pay T-Mobile $.02 per minute of use, escalating up to $0.08 per minute of use with higher usage based upon the level of usage of minutes each fiscal quarter during the term of the agreement. We believe the rates are indicative of market rates based upon the volume of the commitment and the length of the commitment term.

T-Mobile acquired the network in California/Nevada, which had significant excess capacity for their then current level of usage. We understand their intent in entering into the guaranteed minute purchase was to secure sufficient immediate volume to help defray the cost of the network while they sought to build their customer base. The negotiated minimum $.02 per minute rate approximates the historical operating cost per minute for their newly purchased California/Nevada network. However, the $.02 per minute rate exceeds the current cost per minute of providing service on our new California/Nevada network.

We are not aware of any similar arrangements between parties in our industry, however prior to acquiring AT&T Wireless, we had an agreement with that company which included a good faith commitment to purchase a minimum of 1.1 billion minutes of use from April 1, 2004 through December 31, 2004 for $.0325 per minute. The AT&T Wireless contract included no required minutes of use or penalty for nonperformance. Given the differences in volume of the minimum commitment between the agreements and the lack of a guarantee in the former

AT&T Wireless agreement, it is reasonable the agreement with T-Mobile would have a lower fair value rate per minute than that included in the AT&T Wireless agreement.

In accordance with the Staff’s request regarding the four-year purchase commitment, we have incorporated language in the consolidated financial statements as filed in our Form 10-Q for the quarter ended March 31, 2006 that states management’s belief that the rates reflected in the purchase commitment are indicative of market rates based upon the volume of the commitment and the length of the transition period.

•	Spectrum Sale

In January 2005, we sold 10 MHz of spectrum (of our 20 MHz) to T-Mobile in each of the San Francisco, Sacramento and Las Vegas BTAs for $180 million. The license sale is an integral element to the sale of the network to T-Mobile and would not have occurred independently.

The license sales price of $180 million (or $1.62 per MHz/POP) is comparable to the price we paid in a recent spectrum purchase transaction. Our basis in the spectrum we sold to T-Mobile was approximately $84 million. Since we considered this sale to be an essential element of the overall agreement, we deferred any gain recognition on this element of the transaction.
Following is a summary of amounts recorded in our consolidated financial statements at December 31, 2005 related to this transaction:

(in millions)
Investment in dissolution of joint venture	$200
Network sale — deferred gain	(17)
Spectrum sale — deferred gain	(96)
Other non-current assets	$87

No gain or loss was recognized in 2005 on the above elements.

As of December 31, 2005, certain elements of the agreement were complete, while others were not. The joint venture was dissolved and we sold our California/Nevada network assets and 10 MHz of spectrum in each of the San Francisco, San Diego and Las Vegas BTAs to T-Mobile. Approximately $520 million of the guaranteed minute purchase remained outstanding as of December 31, 2005, and the spectrum exchange is expected to be completed no later than January 1, 2007.

While we believe performance of the remaining elements of the agreement is probable, since the guaranteed minute purchase is not yet complete and the spectrum will not be exchanged until January 1, 2007, we continue to believe it is appropriate to defer recognition of the net financial impacts of the agreement until all elements of the agreement are substantially complete, currently anticipated to occur no later than January 1, 2007.

We expect to ultimately recognize a net gain in excess of $600 million upon fulfillment of all elements of the agreement. However, prior to final recognition of the results of the agreement, we will continue to monitor the amounts included in our consolidated balance sheets to ensure the amount does not exceed the value of spectrum to be received. The ultimate amount of the gain will depend on the valuation of the spectrum we will receive on the date of the exchange.
     In responding to the Staff’s comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; we acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and we acknowledge that we may not assert Staff comment as a defense in any proceeding initiated by the Commission of any person under federal securities laws of the United States.
     We hope the above responses resolve the Staff’s comments. We understand that the resolution of these comments is required prior to the effectiveness of the Registration Statement on Form S-4 filed by AT&T Inc. on March 31, 2006. Any questions or comments may be communicated to the undersigned (404-236-6539) or to Philip Teske (404-236-6538).
     Please send any copies of any correspondence relating to these filings to me by facsimile at 404-236-6585 with the original by mail to 5565 Glenridge Connector, Room 1891, Atlanta, Georgia 30342.
Very truly yours,
/s/ Gregory T. Hall
Gregory T. Hall
Vice President and Controller

cc:	Robert Littlepage, Jr. Melissa Hauber (Securities and Exchange Commission)

Carol L. Tacker Clarence Manning Philip Teske (Cingular Wireless LLC)

Chris Hamilton Jim Havel (Ernst & Young LLP)